February 8, 2007	Mayer, Brown, Rowe & Maw LLP
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Chicago, Illinois 60606-4637

Main Tel (312) 782-0600
Main Fax (312) 701-7711
www.mayerbrownrowe.com

James J. Junewicz
Direct Tel (312) 701-7032
Direct Fax (312) 706-8157
jjunewicz@mayerbrownrowe.com
Ms. Jennifer R. Hardy
United States Securities and
   Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

Re:	Coleman Cable, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 22, 2006 File No. 333-138750
Dear Ms. Hardy:
     This letter is in response to your letter dated January 12, 2007, addressed to G. Gary Yetman, President and Chief Executive Officer of Coleman Cable, Inc. (“Coleman” or the “Company”), setting forth comments of the Division of Corporation Finance (the “Staff”) to the above referenced registration statement for the Company.
     In addition to making revisions in response to the Staff’s comments, we have also revised the disclosure to include other changes we believed are appropriate. In addition, the “Executive Compensation” section has been updated to reflect the new compensation disclosure rules and the “Certain Relationships and Related Party Transactions” section has been expanded to describe Coleman’s approval policy.
     On behalf of the Company, we wish to advise you of the following responses by Coleman to the Staff’s comments. To facilitate the Staff’s review, we have keyed our responses below to the Staff’s comments. We have also included with this letter a marked copy of the amendment to the registration statement.
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Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
February 8, 2007

General
1.	We note your response to comment 2 of our letter dated December 13, 2006. As there is no public market for your common stock, you are required to include a fixed price or bona fide price range pursuant to paragraph 16 of Schedule A of the Securities Act, as well as Item 501(b)(3) of Regulation S-K. Please revise the cover page of your prospectus to provide the fixed price or bona fide price range at which you expect the selling stockholders to sell their shares prior to the establishment of a public market for your stock. We will not object to the inclusion of disclosure noting that following the date of effectiveness, you anticipate that your shares will be listed on NASDAQ and that the selling stockholders may sell all or a portion of their shares from time to time in market transactions, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the prevailing market price or at negotiated prices.

We have included on the cover page of the prospectus the disclosure suggested by the staff.

2.	We note your response to comment 12 of our letter dated December 13, 2006. Please revise your disclosure under this heading to clarify whether there are additional parties to the agreement other than those listed in the principal shareholders table and relatives of Nachum Stein and, to the extent there are any such parties, disclose their identity.

In response to the Staff’s comment, we have revised the disclosure to remove the word “primarily.” It now reads as follows:

Shareholders subject to the Shareholders Agreement consist entirely of those indicated in the principal shareholders table, see “Principal Shareholders,” and certain relatives of Nachum Stein.
Exhibits
3.	Please note that we will review, and may comment upon, the legal opinion of your counsel when it is filed. Please allocate sufficient time to permit our review prior to requesting acceleration of effectiveness.

We have filed our opinion as an exhibit to this filing. We understand that the opinion will be reviewed.

Mayer, Brown, Rowe & Maw LLP
Ms. Jennifer R. Hardy
February 8, 2007

     If you have any questions regarding any of the foregoing, or if you require any additional information, please call me at (312) 701-7032.

Very truly yours,

/s/ James J. Junewicz

cc:	Matt Franker G. Gary Yetman